UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  May 14, 2007

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes    ☐                             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes    ☐                             No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Results of Operations and Financial Condition

On May 8, 2007, Britannia Bulk Plc (the “Company”) issued a press release, which reports the Company’s results for the three months ended March 31, 2007. The press release is included herewith as Exhibit 99.1 and is incorporated herein by reference.

Acquisition of Panamax Vessel

On May 8, 2007, the Company took delivery of the Endeavour II pursuant to a Memorandum of Agreement entered into on 16 January, 2007.  The Endeavour II is a 1994 built 70,000 DWT Panamax vessel and was purchased for $36.7 million.  The Company financed the acquisition of this vessel using proceeds from its November 2006 private placement of senior secured notes.

The Company has entered into a time charter for the Endeavour II that will commence on or around May 2007 at a rate of $25,000 per day.  This time charter is expected to expire on or about May 2009.

Following the delivery of the Endeavour II, Britannia’s owned fleet now consists of nine drybulk carriers, five barges and four tugs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: May 14, 2007	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 8, 2007